Writer’s Direct
310-482-5821
fax: 310-482-5820
jharper@stamps.com

July 18, 2006

VIA EDGAR CORRESPONDENCE

Adam Phippen
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stamps.com Inc. ("Stamps.com") or (“the Company”) Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 14, 2006 and Form 10-Q for Quarterly Period Ended March 31, 2006 File No. 000-26427

Dear Mr. Phippen:

This letter shall serve as Stamps.com's response to the comment raised in your letter sent to Stamps.com dated July 13, 2006. Our response to the comment shall be set forth below the comment.

1.
We have considered your response to comment 3 in our letter dated June 1, 2006. Please explain to us in more detail what happened in this transaction. Based on your response, it appears as though the modifications to the option agreements can be divided into two categories: those modifications where options holders were merely restored to their economic position just prior to the return of capital cash dividend, and those modifications where the option holders were given additional intrinsic value. Please clarify the number of options falling into each of these categories. Additionally, explain to us in detail how you accounted for each type of modification to the stock option agreements. Ensure you indicate the specific authoritative literature on which you relied in determining the proper accounting in each case. To the extent the option holders received additional intrinsic value pursuant to the modifications, address wherever you have been applying variable accounting to these awards since the modification date and why or why not.

As discussed in our response dated June 30, 2004, our Board of Directors declared a return of capital cash dividend of $1.75 per share to stockholders of record as of the close of business on February 9, 2004, which was paid on February 23, 2004. We viewed this event as an “Equity Restructuring”, as described by FASB Interpretation No. 44, (“FIN 44”), which resulted in a decrease in the exercise price of all stock options granted prior to the ex-dividend date. As specified in FIN 44, all option price decreases were such that the aggregate intrinsic value of all related awards was not increased, and the ratio of exercise price to market price per share was not reduced.

As a result of the decrease in option price in accordance with FIN 44, stock options with a price less than the market price immediately prior to the ex-dividend date realized a loss of intrinsic value. As such, the Company paid cash and issued stock to compensate employees for this lost value and recognized a corresponding compensation expense of $3.1 million during the first quarter of 2004. This expense was allocated among cost of sales, sales and marketing, research and development and general and administrative categories, based on individual employee costs and positions.

In no case were options modified such that intrinsic value was increased, or the ratio of exercise price to market price per share reduced. As a result, we believe variable accounting does not apply.

Please feel free to contact me directly (310-482-5821) if you would like us to provide further information or if you have any additional questions relating to this matter.

Sincerely,

/s/ JAMES A. HARPER

James A. Harper
Chief Accounting Officer, Vice President of Finance